Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Minera Andes announces proposed spin-out of Los Azules Copper Project.

TORONTO, ON - March 17, 2011 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce that it intends to complete a spin-out its Los Azules Copper Project into a new publicly traded company.

The Los Azules Project is a 100% owned advanced-stage porphyry copper exploration project located in the cordilleran region of San Juan Province, Argentina near the border with Chile.  It is one of the world's largest undeveloped copper deposits with an indicated mineral resource of 137 million tonnes grading 0.73% copper, equivalent to 2.2 billion pounds of copper, and an inferred mineral resource of 900 million tonnes grading 0.52% copper, equivalent to 10.3 billion pounds of copper.  Exploration and infill drilling continues with five drills currently operating at the Los Azules Copper Project.

•	Management believes now is the time to unlock the value and potential of Minera Andes’ world class Los Azules Copper Project.
•	The spin-out of the Los Azules Copper Project allows Minera Andes shareholders to retain exposure to a world-class copper deposit with a copper-focused management in a pure copper vehicle.
•
Minera Andes will continue to aggressively advance priority gold and silver projects with the objective of adding ounces to the San José Mine and making discoveries at our 100% owned grass-roots projects surrounding Goldcorp’s Cerro Negro property (recently acquired by Goldcorp for $3.6 billion).

An updated preliminary assessment on the Los Azules Copper Project was released in December 2010. It is based on the updated resource estimate announced in June 2010 and higher base case metal price assumptions:

•	Using a Copper price of $3.00/ lb
•	Base case pre-tax Net Present Value ("NPV") is $2.8 billion and the Internal Rate of Return ("IRR") is 21.4%, at a discount rate of 8%
•	Life of mine Cash Operating Costs of $0.96/lb of copper net of gold and silver by-product credits
•	Initial Capital $2.9 billion
•	Capital Payback in 3 years
•	Mine life of 25 years
•	Forecasted Annual Copper Production: 1st 5 Years: 500 million lbs, Life of Mine: 375 million lbs

The spin-out transaction will be affected under a statutory plan of arrangement in the Province of Alberta (the “Arrangement”). Under the proposed terms of the Arrangement, the shareholders of Minera Andes will retain their common shares in Minera Andes and will be entitled to receive one common share of the new company for every share of Minera Andes held on the record date for the Arrangement.

The completion of the Arrangement will be subject, among other things, to Toronto Stock Exchange, Court and shareholder approval; as well, a favourable tax ruling from the Canada Revenue Agency.

Minera Andes Inc.
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Additional prospective copper exploration assets currently owned by Minera Andes will be included with the Los Azules Copper Project in the Arrangement.

Further details regarding the Arrangement will be set out in an Information Circular that will be sent to shareholders in advance of the extraordinary shareholders meeting, anticipated to be held in late June 2011 to seek approval for the Arrangement and related matters.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with two significant assets in addition to the Los Azules Copper Project:  A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp’s Cerro Negro project; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province.  The Corporation had $31 million USD in cash as at February 7, 2011 with no bank debt.  Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.

For further information, please contact:

Perry Ing
Chief Financial Officer

Andrew Elinesky
Corporate Controller

Nils Engelstad
Vice President, Corporate Affairs

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Technical and Project Information
Technical information about the Los Azules Project in this news release was derived from the report entitled "Canadian National Instrument 43-101 Technical Report Updated Preliminary Assessment, Los Azules Project, San Juan Province, Argentina" with an effective date of December 1, 2010 (released December 16, 2010) prepared by Kathleen Altman, Ph.D., PE,, Robert Sim, P.Geo,. Bruce Davis, PhD, FAusIMM, Richard Jemielita, Ph.D., MIMMM, William Rose, PE, and Scott Elfen, PE (the "Los Azules Report"). Each of the Los Azules Report authors are independent of Minera Andes Inc. and Qualified Persons, each as defined by National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). The Los Azules Report is available under the Corporation’s profile on SEDAR (www.sedar.com).

Mineral Resource Category	Tonnes (millions)	Copper %	Contained Copper (Billion lbs)	Gold grams/tonne	Silver grams/tonne
Indicated	137	0.73	2.2	0.07	1.7
Inferred	900	0.52	10.3	0.07	1.7

Cut-off grade of 0.35% Cu.

The Los Azules Report is preliminary in nature and includes the use of inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the results of the preliminary assessment in the Los Azules Report will be realized. Actual results may vary, perhaps materially. The level of accuracy for this preliminary assessment estimates is approximately +/- 35%.

Cautionary Note to U.S. Investors:

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All resource estimates reported by the Corporation are calculated in accordance with 43-101 and the Canadian Institute of Mining and Metallurgy Classification system.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information, including those with respect to the Company’s intentions to undertake a spin-out to shareholders of its Los Azules property.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious or base metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, whether shareholder and regulatory approvals for the proposed transaction are forthcoming, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.   See the Corporation's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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